October 31, 2024

Jiande Chen
Chief Executive Officer
Healthcare AI Acquisition Corp.
418 Broadway #6434
Albany, NY 12207

       Re: Healthcare AI Acquisition Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed October 18, 2024
           File No. 001-41145
Dear Jiande Chen:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed October 18, 2024
Risk Factors
We are required by the Nasdaq Listing Rules to consummate a business combination within
36 months...., page 31

1. We note that you are seeking to extend your termination date to May 14, 2025, a date which is 42 months from your initial public offering. We also note that you are currently listed on Nasdaq and that Nasdaq Rule 5815 was amended effective October
       7, 2024 to provide for the immediate suspension and delisting upon issuance of a delisting determination letter for failure to meet the requirement in Nasdaq Rule IM
       5101-2(b) to complete one or more business combinations within 36 months of the date of effectiveness of its IPO registration statement. Please revise to state that your securities will face immediate suspension and delisting action once you receive a delisting determination letter from Nasdaq after the 36-month window ends on
       December 14, 2024. Please disclose the risks of non-compliance with this rule, including that under the new framework, Nasdaq may only reverse the determination if it finds it made a factual error applying the applicable rule. In addition to the consequences already disclosed, please also disclose the other consequences of any
 October 31, 2024
Page 2

       such suspension or delisting, including that your stock may be determined to be a penny stock and the consequences of that designation, that you may no longer be attractive as a merger partner if you are no longer listed on an exchange, any potential impact on your ability to complete an initial business combination, any impact on securities holders due to your securities no longer being considered covered
       securities,    and any other consequences related to the merger with
your current
       proposed target.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-
3357 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Julia Aryeh